UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER : 000-51525
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Savings Banks Employees Retirement Association 401(k) Plan as adopted by Legacy Banks
4A Gill Street
Woburn, Massachusetts 01801
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Legacy Bancorp, Inc.
99 North Street
Pittsfield, Massachusetts 01201

FINANCIAL STATEMENTS AND EXHIBITS
(a) Financial Statements
SAVINGS BANKS EMPLOYEES RETIREMENT
ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(With Independent Registered Public Accounting Firm’s Report Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PLAN SPONSOR
LEGACY BANKS
We have audited the accompanying statements of net assets available for benefits of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Legacy Banks (the Plan), as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009 and assets (acquired and disposed within year) for the year ended December 31, 2009, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

June 30, 2010
Boston, MA

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
INVESTMENT IN SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION COMMON/COLLECTIVE TRUST, at fair value	$12,532,243	$10,803,715

PARTICIPANT LOANS	312,726	286,283

NET ASSETS AVAILABLE FOR BENEFITS	$12,844,969	$11,089,998

The accompanying notes are an integral part of the financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2009	2008
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income (loss):
Net investment gain (loss) from investment in Savings Banks
Employees Retirement Association Common/Collective Trust	$1,750,772	$(3,629,792)
Interest income — participant loans	19,986	21,189

	1,770,758	(3,608,603)

Contributions:
Employer’s	329,374	375,285
Participants’	556,653	592,633
Participants’ rollovers	—	306,240

	886,027	1,274,158

Total (reduction) additions to net assets	2,656,785	(2,334,445)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	900,654	2,628,419
Corrective distributions	—	7,560
Deemed distributions of participant loans	1,160	49,609

Total deductions from net assets	901,814	2,685,588

NET (DECREASE) INCREASE	1,754,971	(5,020,033)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,089,998	16,110,031

End of year	$12,844,969	$11,089,998

The accompanying notes are an integral part of the financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
A. Description of the Plan:
The following description of the Savings Banks Employees Retirement Association (“SBERA”) 401(k) Plan as adopted by Legacy Banks (the “Bank”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
General:
The Plan is part of the SBERA Common/Collective Trust (the “Trust”). Under the trust agreement, the Plan owns a portion of the net assets of the Trust. Within the Trust, each Plan’s assets are jointly invested and the return on the assets is allocated to each Plan based on the percentage of ownership each Plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust. The Plan is a defined contribution plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility:
To become eligible for participation, an employee must be at least age 21 and have completed three months of service.
Contributions:
Each year, participants may contribute up to 75% of their eligible compensation, not to exceed certain limits established under the Internal Revenue Code.
The Bank may match a portion of the participant’s contributions.
Participant accounts:
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(continued)
A. Description of the Plan – (continued):
Forfeited accounts:
At December 31, 2009 and 2008, forfeited nonvested accounts totaled $3,749 and $29,972, respectively. These accounts will be used to reduce future employer contributions. For the years ended December 31, 2009 and 2008, employer contributions were reduced by $33,847 and $0, respectively.
Investments:
Participants direct the investment of their contributions and Bank matching contributions into various investment options offered by the Plan. Participants may change their choice of investments or transfer their account balances from one fund to another at any time during the year. The Plan currently offers the following investment options to participants:
Equity Account:
This Account seeks to provide capital appreciation through a professionally managed, diversified portfolio of domestic and international stocks.
Index 500 Account:
This Account attempts to provide investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Price Index.
Small Cap Growth Account:
This Account seeks long-term growth by investing primarily in common stocks of small to medium sized companies that the investment managers believe have a potential for capital appreciation significantly greater than that of the market averages.
International Equity Account:
This Account seeks to provide long-term capital appreciation by investing in foreign equity securities.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(continued)
A. Description of the Plan – (continued):
Investments – (continued):
Small Cap Value Account:
This Account utilizes a highly disciplined, bottom-up value approach to investing. This process is intended to generate excess returns primarily through stock selection.
Large Cap Value Account:
This Account’s investment philosophy combines detailed fundamental research, bottom-up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.
Large Cap Growth Account:
This Account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance.
Life Path Accounts:
These Accounts are intended for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. Each Account utilizes a predetermined mix of specific asset classes with frequent re-balancing back to the fund’s target allocation.
All Asset Account:
The objective of the All Asset Account is to produce returns which are 5% above the Consumer Price Index (CPI). The strategy is designed as a “fund of funds” that allocates its assets among a group of PIMCO funds. The All Asset Account rebalances among the funds as real return values shift in the market.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(continued)
A. Description of the Plan – (continued):
Investments – (continued):
The SBERA Account:
The SBERA Account is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets. Given this objective, the Account is expected to provide investors with long-term growth of capital and income. The SBERA Account provides investors with great diversification and significantly less risk than a more concentrated portfolio.
Money Market Account:
This Account seeks to provide income consistent with the preservation of principal. This Account invests solely in U.S. Treasury or agency obligations with maturities of six months or less.
Bond Account:
This Account seeks to provide a real rate of return after inflation with a high degree of stability and low volatility. The Bond Account is invested in U.S. Government and other investment grade fixed income debt.
Bank Shares:
Participants may allocate any portion of their contributions to purchase units in a fund which purchases shares of Legacy Bancorp, Inc., the parent company of Legacy Banks. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. Investments in Legacy Bancorp, Inc. common stock amounted to $2,103,783 and $2,234,597 at December 31, 2009 and 2008, respectively. Because the Bank is the Plan Sponsor, transactions involving Legacy Bancorp Inc.’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(continued)
A. Description of the Plan – (continued):
Vesting:
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.
Payment of benefits:
On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in annual installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Hardship withdrawals:
The Plan allows participants to make hardship withdrawals, provided certain conditions are met.
B. Summary of Significant Accounting Policies:
Basis of accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting.
Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(continued)
B. Summary of Significant Accounting Policies – (continued):
Investment valuation and income recognition:
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 1 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income (loss) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Benefit payments:
Benefits are recorded when paid.
Subsequent events:
The Plan has evaluated subsequent events through the date the financial statements wee issued.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(continued)
C.	Investment:
The Plan owned approximately 1.48% and 1.59% of the fair value of the Trust’s net assets at December 31, 2009 and 2008, respectively. The unaudited financial statements of the Trust as a whole at December 31, follow:

	2009	2008
Assets:

Investments:
Collective funds:
Fixed income	$119,162,671	$111,310,759
Equity	216,242,336	160,139,277
Diversified	57,890,787	40,474,903

Total collective funds	393,295,794	311,924,939

Equity securities	228,104,047	181,401,355
Mutual funds	69,391,995	57,686,488
Hedge funds	33,106,563	27,038,581
Short-term investments	90,632,163	78,212,698
Certificates of deposits	6,048,545	6,119,294
Loans to 401(k) plan participants	13,179,549	11,011,870

Total investments	833,758,656	673,395,225

Cash	30,484,147	24,083,832
Other assets	5,095,176	1,532,337

Total assets	869,337,979	699,011,394

Liabilities:
Accrued operating and other expenses	973,370	950,163

Net assets available for benefits	$868,364,609	$698,061,231

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401 (k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(continued)
C. Investment – (continued):
Trust investment income (loss) for the years ended December 31 was comprised of:

	2009	2008
Investment income (loss):
Net realized losses on investments	$(25,640,251)	$(14,852,509)
Interest and dividends	10,618,369	7,959,772
Unrealized appreciation (depreciation) of investments	149,769,885	(201,914,709)

Total investment income (loss)	134,748,003	(208,807,446)

Administrative expenses	(2,543,802)	(2,853,590)

Total Trust net investment income (loss)	$132,204,201	$(211,661,036)

D. Related Party Transactions:
Northeast Retirement Services (NRS), a related party through a common Board of Directors, provides consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for the Savings Banks Employees Retirement Association (SBERA). The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2009 and 2008, the rate for the 401(k) plan was $679.50 per employer member per quarter, plus $21.50 per active participant per quarter, plus an additional 1.25% basis assessment on assets.
E. Tax Status:
The Savings Banks Employees Retirement Association (SBERA) 401(k) Plan is a Prototype Plan which was approved by the Internal Revenue Service on February 14, 2002. The Plan has been amended since receiving this determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan’s financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401 (k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(continued)
F. Plan Termination:
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Bank may determine.
G. Assets Allocated to Former Employees:
The statements of net assets available for benefits at December 31, 2009 and 2008 include $3,950,277 and $4,086,873, respectively, allocated to participants who were no longer employees of the Bank.
H. Risks and Uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances the amounts reported in the statement of net assets available for benefits.
I. Fair Value Measurements:
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401 (k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(continued)
I.	Fair Value Measurements – (continued):
Level 2	Inputs to the valuation methodology include: a) quoted prices for similar assets or liabilities in active markets; b) quoted prices for identical or similar assets or liabilities in inactive markets; c) inputs other than quoted prices that are observable for the asset or liability; and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008:

Savings Banks Employees Retirement Association Common/Collective Trust: The Plan’s interest in the common trust fund (the Savings Banks Employees Retirement Association Common/Collective Trust) is based upon the fair value of the common trust’s underlying investments as based on information reported by the investment advisor using the unaudited financial statements of the common trust at year end. The Trust reports bonds and other obligations, short-term investments and equity securities at fair values based on published quotations. Collective funds and hedge funds (Funds) are valued in accordance with valuations provided by such Funds, which generally value marketable securities at the last reported sales price on the valuation date and other investments at fair value, as determined by each Fund’s manager. Certificates of deposit are valued at amortized cost, which approximates fair value.

Participant Loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401 (k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(continued)
I.	Fair Value Measurements – (continued)

The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value measured on a recurring basis as of December 31, 2009 and 2008:

	Fair Value Measurements at Reporting Date Using
	December 31, 2009
	Level 1	Level 2	Level 3	Total
Investment in Savings Banks
Employees Retirement Association Common/Collective Trust	$—	$—	$12,532,243	$12,532,243
Participant Loans	—	—	312,726	312,726

	$—	$—	$12,844,969	$12,844,969

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Investment in Savings Banks
Employees Retirement Association Common/Collective Trust	$—	$—	$10,803,715	$10,803,715
Participant Loans	—	—	286,283	286,283

	$—	$—	$11,089,998	$11,089,998

The categorization of the Plan’s investment in the Common/Collective Trust as a Level 3 investment does not reflect the fact that many of the underlying investments held by the Common/Collective Trust in which the Plan invests, if owned directly by the Plan, would be classified as Level 1 investments.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401 (k) PLAN
AS ADOPTED BY LEGACY BANKS
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(continued)
J.	Fair Value Measurements – (continued)

The following table sets forth a summary of changes in fair values of the Plan’s Level 3 assets for the year ended December 31, 2009:

Balance, beginning of year	$11,089,998
Net investment gain allocated from the Common/Collective Trust	1,770,758
Contributions	886,027
Benefits Paid	(901,814)

Balance, end of year	$12,844,969

The changes in the table above are reflected in the Statements of Changes in Net Assets Available for Benefits.

SUPPLEMENTAL SCHEDULES

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END)
AS OF DECEMBER 31, 2009

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor, or similar party	collateral, par, or maturity value	Cost	Value
*	The Savings Banks Employees Retirement Association	The Savings Banks Employees Retirement Association Common/Collective Trust	$11,379,929	$12,532,243
*	Participant Loans	Interest rates ranging from 4.25% to 9.25%	—	312,726

				$12,844,969

*	Party in interest to the Plan

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY LEGACY BANKS
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (ACQUIRED
AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2009

(b)
(a)	Description of investment, including	(c)	(d)
Identity of Issuer, Borrower,	maturity date, rate of interest,	Cost of	Proceeds of
Lessor or Similar Party	collateral, par, or maturity value	Acquisitions	Dispositions
Participant Loans	Notes with interest rates ranging from 4.25% to 9.25%	$-0-	$-0-

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm

19

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Bank Employees Retirement Association. 401(k) Plan As Adopted by Legacy Banks
Date: June 30, 2010	/s/ Paul H. Bruce
Paul H. Bruce
Senior Vice President, Treasurer And Chief Financial Officer, Legacy Bancorp, Inc.

20